Exhibit 1
MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2021. Unless otherwise specified herein, references to the "Company" or "we" shall include Euroseas Ltd. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report.  For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission on April 28, 2021.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company’s selected consolidated financial and other data for each of the three-month periods ended March 31, 2020 and 2021, and as of December 31, 2020 and March 31, 2021.  The selected consolidated statement of operations, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the three-month periods ended March 31, 2020 and 2021.

Euroseas Ltd. – Summary of Selected Historical Financials
	Three Months Ended March 31
	2020	2021
Statement of Operations Data
Time charter revenue	16,131,322	14,916,567
Commissions	(698,515)	(607,249)
Voyage expenses	(314,554)	(127,409)
Vessel operating expenses	(8,037,863)	(6,864,353)
Dry-docking expenses	(23,823)	(82,209)
Related party management fees	(1,328,822)	(1,086,405)
Vessel depreciation	(1,727,085)	(1,596,543)
General and administrative expenses	(802,376)	(760,977)
Loss on sale of vessel	-	(9,417)
Other operating income	-	216,496
Operating income	3,198,284	3,998,501
Other expenses, net	(1,241,189)	(208,424)
Net income	1,975,095	3,790,077
Dividend Series B Preferred Shares	(159,562)	(138,269)
Preferred deemed dividend	-	(86,356)
Net income attributable to common shareholders	1,797,533	3,565,452
Earnings per share attributable to common shareholders- basic and diluted	0.32	0.53
Weighted average number of shares outstanding during the period, basic	5,576,960	6,711,408
Weighted average number of shares outstanding during the period, diluted	5,576,960	6,749,393

Cash Flow Data	Three Months Ended March 31,
	2020	2021
Net cash provided by operating activities	2,025,551	6,369,001
Net cash provided by / (used in) investing activities	984,397	(208,457)
Net cash used in financing activities	(3,487,261)	(6,093,872)

Balance Sheet Data	December 31, 2020	March 31, 2021
Total current assets	9,690,793	9,523,555
Vessels, net	98,458,447	97,107,065
Other non-current assets	2,433,768	2,626,092
Total assets	110,583,008	109,256,712
Current liabilities	28,645,782	27,902,874
Total long-term liabilities	46,582,223	43,583,848
Long-term bank loans, including current portion	66,865,348	64,684,168
Related party loan	2,500,000	-
Total liabilities	75,228,005	71,486,722
Mezzanine equity	8,019,636	6,105,992
Total shareholders' equity	27,335,367	31,663,998

	Three Months Ended March 31,
	2020	2021
Other Fleet Data (1)
Average number of vessels	19.00	14.00
Calendar days	1,729.0	1,260.0
Available days	1,729.0	1,260.0
Voyage days	1,645.0	1,218.8
Utilization Rate (percent)	95.1%	96.7%

(In U.S. dollars per day per vessel)
Average TCE rate (2)	9,615	12,134
Vessel Operating Expenses	4,648	5,448
Management Fees	769	862
General & Administrative Expenses	464	604
Total Operating Expenses excluding dry-docking expenses	5,881	6,914
Dry-docking expenses	13	65

(1) For the definition of calendar days, available days, voyage days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2020 (“Item 5A-Operating Results.”) filed on April 28, 2021.

(2) Time charter equivalent rate, or TCE rate, is determined by dividing time charter revenue and voyage charter revenue less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists the Company’s management in making decisions regarding the deployment and use of its vessels and because the Company believes that it provides useful information to investors regarding the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5A-Operating Results” in our annual report on Form 20-F for the year ended December 31, 2020). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the unaudited condensed consolidated statements of operations and our calculation of TCE rates for the periods presented.

	Three Months Ended March 31
	2020	2021

Time charter revenue	16,131,322	14,916,567
Voyage expenses	(314,554)	(127,409)
Time Charter Equivalent or TCE Revenues	15,816,768	14,789,158
Voyage days	1,645.0	1,218.8
Average TCE rate	9,615	12,134

Three months ended March 31, 2021 compared to three months ended March 31, 2020.
Time charter revenue. Time charter revenue for the three month period ended March 31, 2021 was $14.9 million, decreased by 7.5% compared to the same period in 2020 during which time charter revenue amounted to $16.1 million. An average of 14.00 vessels operated in the three months of 2021 for a total of 1,260 ownership days as compared to an average of 19.00 vessels during the same period in 2020 or 1,729 ownership days, a 27.1% decrease. The total number of days our vessels earned revenue decreased by 25.9% to 1,219 days in the first three months of 2021 from 1,645 days in the same period in 2020. While employed, our vessels generated a TCE rate of $12,134 per day per vessel in the first three months of 2021 compared to $9,615 per day per vessel for the same period in 2020 (see calculation in the table above). Market charter rates in the three months of 2021 were higher for our containership vessels compared to the first three months of 2020, which was reflected in the average earnings of our ships. We had nil scheduled off-hire days, including dry-docking and laid-up time, nil commercial off-hire and 41.2 operational off-hire days in the first three months of 2021 compared to nil scheduled off-hire days, including dry-docking and laid-up time, 18.2 commercial off-hire and 65.8 operational off-hire days in the first three months of 2020.
Commissions. Commissions for the three month period ended March 31, 2021 were $0.6 million. At 4.1% of time charter revenues, the percentage of commissions over revenues was marginally lower than in the same period of 2020 during which they amounted to 4.3% of our revenues. The overall level of commissions depends on the agreed commission for each charter contract.
Voyage expenses. Voyage expenses for the three month period ended March 31, 2021 were $0.1 million and related to expenses for repositioning voyages between time charter contracts and owners expenses at certain ports, compared to $0.3 million for the same period of 2020. Voyage expenses depend on the number of days our vessels are sailing for repositioning and any port or other costs incurred without a contract. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (1.9% and 0.9% in the first quarter of 2020 and 2021, respectively) of charter revenues.
Vessel operating expenses. Vessel operating expenses were $6.9 million during the first three months of 2021 compared to $8.0 million for the same period of 2020. Daily vessel operating expenses per vessel increased between the two periods to $5,448 per day per vessel in the first three months of 2021 compared to $4,648 per day during the same period of 2020, a 17.2% increase, mainly due to increased supply of stores, increase in hull and machinery insurance premiums and increased crewing costs for our vessels resulting from difficulties in crew rotation due to COVID-19 related restrictions, compared to the same period of 2020,.
Related party management fees. These are part of the fees we pay to Eurobulk Ltd. (“Eurobulk” or the “Manager”) under our Master Management Agreement. During the first three months of 2021, Eurobulk charged us 685 Euros per day per vessel totalling $1.1 million for the period, or $862 per day per vessel. In the same period of 2020, management fees amounted to $1.3 million, or $769 per day per vessel based on the daily rate per vessel of 685 Euros.  The decrease in the total management fees is primarily due to the lower number of vessels operating during the first three months of 2021 compared to the same period of 2020, partly set off by the unfavourable movement in Dollar/Euro exchange rates.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In the first three months of 2021, we had a total of $0.8 million of general and administrative expenses, remaining unchanged compared to the same period of 2020.
Dry-docking expenses. These are expenses we pay for our vessels to complete a dry-docking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a dry-docking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a dry-docking and more extensive work. In the first three months of 2021 and 2020, we had no vessel completing a dry-dock and expenses of $0.08 million and $0.02 million, respectively, were incurred in connection with upcoming dry-dockings.
Vessel depreciation. Vessel depreciation for the three month period ended March 31, 2021 was $1.6 million. Comparatively vessel depreciation for the three month period ended March 31, 2020 amounted to $1.7 million. This decrease was due to the lower average number of vessels operating in the first three months of 2021 compared to the same period of 2020.
Other operating income. The Company recorded other operating income amounting to $0.2 million in the first three months of 2021 following the collection of amounts previously written off, relating to accounts with charterers of sold vessels. There was no such case in the first three months of 2020.
Interest and other financing costs. Interest expense and other financing costs for the three month period ended March 31, 2021 were $0.7 million. Comparatively, during the same period in 2020, interest and other financing costs amounted to $1.3 million. The difference is primarily due to the decreased amount of debt and the decreased weighted average LIBOR rate for the three month period ended March 31, 2021 compared to the same period in 2020. The weighted average LIBOR rate on our debt for the three month period ended March 31, 2021 was 0.2% and the weighted average margin over LIBOR was 3.6% for a total weighted average interest rate of 3.8% as compared to a weighted average LIBOR rate for the three month period ended March 31, 2020 of 1.8% and a weighted average margin over LIBOR of 3.6% for a total weighted average interest rate of 5.4%.
Other expenses, net. This line includes in addition to Interest and other financing costs, discussed above, Gain on derivative, net, Foreign exchange gain / (loss) and Interest income. In the first three months of 2021, the Company recognized a $0.5 million unrealized gain and a $0.05 million realized loss on one interest rate swap entered into in April 2020. There was no such case in the first three months of 2020. Overall, Other expenses, net amounted to a total expense of $0.2 million and $1.2 million during the first three months of 2021 and 2020, respectively.
Net income and net income attributable to common shareholders. As a result of the above, net income for the three months ended March 31, 2021 was $3.8 million compared to net income of $2.0 million for the same period in 2020. After payment of dividends of $0.1 million to our Series B Preferred Shares and a $0.1 million of preferred deemed dividend arising out of the redemption of $2 million of Series B Preferred Shares, the net income attributable to common shareholders amounted to $3.6 million for the three months ended March 31, 2021, as compared to net income attributable to common shareholders of $1.8 million for the same period of 2020, after payment of dividends of $0.2 million to our Series B Preferred Shares.
Liquidity and capital resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required dry-dockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay dividends.
 Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and principal payments on outstanding debt, paying our preferred dividends and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.
Our long-term liquidity requirements are funding vessel acquisitions and debt repayment. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings, issuance of debt and equity securities, and vessel sales.
Our total cash and cash equivalents and restricted cash at March 31, 2021 were $6.4 million, an increase of $0.1 million from $6.3 million at December 31, 2020. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.
We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans.
We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2021 and beyond.

Cash Flows
As of March 31, 2021, we had a working capital deficit of $18.4 million. For the three month period ended March 31, 2021 we reported a net income of $3.8 million and a net income attributable to common shareholders of $3.6 million and generated net cash from operating activities of $6.4 million. Our cash balance amounted to $3.6 million and cash in restricted and retention accounts amounted to $2.8 million as of March 31, 2021. For 2021, we expect our daily TCE rates to increase compared to 2020, due to increased time charter rates observed in the market, as of the date of this report, and the easing of the negative impacts caused by the COVID-19 pandemic on the demand in the containership shipping industry. We intend to fund our working capital requirements via cash on hand and cash flows from operations. In the event that these are not sufficient, we may also use funds from debt refinancing, debt balloon payment refinancing and equity offerings and selling vessels (where equity will be released), if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
Net cash from operating activities.
Our cash flow surplus from operating activities for the three months ended March 31, 2021 was $6.4 million as compared to a cash flow surplus provided by operating activities of $2.0 million in the three months ended March 31, 2020.
The major drivers of the change of cash flows from operating activities for the period ended March 31, 2021 compared to the period ended March 31, 2020, are the following: an increase of the market rates during the three months ended March 31, 2021, which resulted in a higher TCE rate of $12,134 compared to $9,615 for the period ended March 31, 2020. The increase in TCE rates is also reflected in the increase of our operating income (excluding non-cash items) to $5.6 million for the period ended March 31, 2021 from $5.0 million for the corresponding period in 2020. To this positive effect was also added the lower net interest expense for the three month period ended March 31, 2021 compared to the corresponding period in 2020 and the increase in net working capital inflow of $1.4 million during the three month period ended March 31, 2021 from an outflow of $0.9 million for the corresponding period in 2020, mainly attributable to a decrease in the amounts paid to our suppliers and increase in the amounts collected from our charterers.
Net cash from investing activities.
Net cash flows used in investing activities were $0.2 million for the three months ended March 31, 2021 compared to $1.0 million provided by investing activities for the three months ended March 31, 2020. The net decrease in cash flows from investing activities of $1.2 million from 2020 is mainly attributable to $1.1 million in proceeds from an advance received for vessel held for sale, that took place in 2020, combined with an increase of $0.1 million in payments for major improvements between the three month periods ended March 31, 2020 and 2021.
Net cash from financing activities.
Net cash flows used in financing activities were $6.1 million for the three months ended March 31, 2021, compared to net cash flows used in financing activities of $3.5 million for the three months ended March 31, 2020. In the three months ended March 31, 2021, long-term debt principal payments were increased by $1.4 million, including the repayment of a $2.5 million related party loan, compared to the same period of 2020. During the three months ended March 31, 2021, there was also an outflow of $2.0 million used for redemption of Series B preferred shares, partly set off by an inflow of $0.7 million provided by proceeds from issuance of common stock and a $0.1 million decrease in payments of preferred dividends.
Debt Financing
We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.
As of March 31, 2021, we had four outstanding loans with a combined outstanding balance of $65.1 million. These loans mature between 2021 and 2023. Our long-term debt as of March 31, 2021 comprised of bank loans granted to our vessel-owning subsidiaries with margins over LIBOR ranging from 2.95% to 3.90%. A description of our loans as of March 31, 2021 is provided in Note 5 of our attached financial statements. As of March 31, 2021, we are scheduled to repay approximately $21.4 million of the above loans in the following twelve months.

Euroseas Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements

 Index to unaudited interim condensed consolidated financial statements

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2020	March 31, 2021
Assets
Current assets
Cash and cash equivalents		3,559,399	3,629,150
Trade accounts receivable, net		2,013,023	1,399,710
Other receivables		1,866,624	2,093,941
Inventories		1,662,422	1,638,868
Restricted cash	5	345,010	341,432
Prepaid expenses		244,315	420,454
Total current assets		9,690,793	9,523,555

Long-term assets
Vessels, net	3	98,458,447	97,107,065
Restricted cash	5	2,433,768	2,434,267
Derivative	9	-	191,825
Total assets		110,583,008	109,256,712

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	5	20,645,320	21,145,320
Related party loan, current	4, 5	2,500,000	-
Trade accounts payable		2,854,377	2,376,280
Accrued expenses		1,300,420	1,536,931
Accrued preferred dividends		168,676	215,338
Deferred revenues		949,364	629,969
Derivative	9	203,553	229,798
Due to related company	4	24,072	1,769,238
Total current liabilities		28,645,782	27,902,874

(Unaudited Condensed Consolidated balance sheets continue on the next page)

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

(continued)

	Notes	December 31, 2020	March 31, 202

Long-term liabilities
Long-term bank loans, net of current portion	5	46,220,028	43,583,848
Derivative	9	362,195	-
Total long-term liabilities		46,582,223	43,583,848
Total liabilities		75,228,005	71,486,722

Commitments and Contingencies	6

Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 8,365 and 6,365 issued and outstanding)		8,019,636	6,105,992
Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 6,708,946 and 6,791,847 issued and outstanding)		201,268	203,755
Additional paid-in capital		257,467,980	258,228,672
Accumulated deficit		(230,333,881)	(226,768,429)
Total shareholders’ equity		27,335,367	31,663,998
Total liabilities, mezzanine equity and shareholders’ equity		110,583,008	109,256,712

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(All amounts expressed in U.S. Dollars – except number of shares)

		Three months ended March 31,
		2020	2021
Revenues
Time charter revenue		16,131,322	14,916,567
Commissions (including $201,642 and $151,526, respectively, to related party)	4	(698,515)	(607,249)
Net revenue		15,432,807	14,309,318

Operating expenses/ (income)
Voyage expenses		314,554	127,409
Vessel operating expenses (including $70,037 and $59,220, respectively, to related party)	4	8,037,863	6,864,353
Dry-docking expenses		23,823	82,209
Vessel depreciation	3	1,727,085	1,596,543
Related party management fees	4	1,328,822	1,086,405
Loss on sale of vessel		-	9,417
General and administrative expenses (including $500,000 to related party)	4	802,376	760,977
Other operating income		-	(216,496)
Total operating expenses, net		12,234,523	10,310,817

Operating income		3,198,284	3,998,501

Other income/(expenses)
Interest and other financing costs (including $99,726 and $50,000 to related party)	4, 5	(1,251,412)	(694,307)
Gain on derivative, net	9	-	484,910
Foreign exchange gain / (loss)		1,628	(241)
Interest income		8,595	1,214
Other expenses, net		(1,241,189)	(208,424)
Net income		1,957,095	3,790,077
Dividend Series B Preferred shares		(159,562)	(138,269)
Preferred deemed dividend		-	(86,356)
Net income attributable to common shareholders	8	1,797,533	3,565,452
Earnings per share attributable to common shareholders, basic and diluted	8	0.32	0.53
Weighted average number of shares outstanding during the period, basic	8	5,576,960	6,711,408
Weighted average number of shares outstanding during the period, diluted	8	5,576,960	6,749,393

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated statements of Shareholders’ Equity
 (All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total

Balance, January 1, 2020	5,600,259	168,008	253,967,708	(233,682,015)	20,453,701
Net income	-	-	-	1,957,095	1,957,095
Dividends to Series B preferred shares	-	-	-	(159,562)	(159,562)
Share-based compensation	-	-	30,404	-	30,404
Balance, March 31, 2020	5,600,259	168,008	253,998,112	(231,884,482)	22,281,638

Balance, January 1, 2021	6,708,946	201,268	257,467,980	(230,333,881)	27,335,367
Net income	-	-	-	3,790,077	3,790,077
Dividends to Series B preferred shares	-	-	-	(138,269)	(138,269)
Preferred deemed dividend	-	-	-	(86,356)	(86,356)
Issuance of shares sold at the market (ATM), net of issuance costs	82,901	2,487	731,927	-	734,414
Share-based compensation	-	-	28,765	-	28,765
Balance, March 31, 2021	6,791,847	203,755	258,228,672	(226,768,429)	31,663,998

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
 (All amounts expressed in U.S. Dollars)
	For the three months ended March 31,
	2020	2021
Cash flows from operating activities:
Net income	1,957,095	3,790,077
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	1,727,085	1,596,543
Amortization of deferred charges	61,156	49,280
Share-based compensation	30,404	28,765
Loss on sale of vessel	-	9,417
Unrealized gain on derivative	-	(527,775)
Amortization of fair value of below market time charters acquired	(846,405)	-
Changes in operating assets and liabilities	(903,784)	1,422,694
Net cash provided by operating activities	2,025,551	6,369,001

Cash flows from investing activities:
Cash paid for vessels capitalized expenses	(149,420)	(208,457)
Advance received for vessel held for sale	1,133,817	-
Net cash provided by / (used in) investing activities	984,397	(208,457)
Cash flows from financing activities:
Redemption of Series B preferred shares	-	(2,000,000)
Proceeds from issuance of common stock, net of commissions paid	-	743,552
Preferred dividends paid	(161,315)	(91,607)
Offering expenses paid	(40,486)	(60,357)
Repayment of long-term bank loans	(3,285,460)	(2,185,460)
Repayment of related party loan	-	(2,500,000)
Net cash used in financing activities	(3,487,261)	(6,093,872)
Net (decrease) / increase in cash and cash equivalents and restricted cash	(477,313)	66,672
Cash, cash equivalents and restricted cash at beginning of period	5,930,061	6,338,177
Cash, cash equivalents and restricted cash at end of period	5,452,748	6,404,849

Cash breakdown
Cash and cash equivalents	508,105	3,629,150
Restricted cash, current	810,376	341,432
Restricted cash, long-term	4,134,267	2,434,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	5,452,748	6,404,849

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

1.    Basis of Presentation and General Information

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship-owning companies in existence at that time. Euroseas Ltd., through its wholly owned vessel owning subsidiaries (collectively the "Company" or “Euroseas”) is engaged in the ocean transportation of containers through ownership and operation of containerships. Euroseas’ common shares trade on the Nasdaq Capital Market under the ticker symbol “ESEA”.

The operations of the vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Management Company” or “Manager”), a corporation controlled by members of the Pittas family. Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services and executive management services, in consideration for fixed and variable fees (see Note 4).

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc., Colby Trading Ltd. and Diamantis Shareholders Ltd., which, in turn, collectively own 60.2% of the Company’s shares as of March 31, 2021.

The accompanying unaudited condensed consolidated financial statements include the accounts of Euroseas Ltd., and its wholly owned vessel owning subsidiaries and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020 as filed with the U.S. Securities and Exchange Commission ("SEC") on Form 20-F on April 28, 2021.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three month period ended March 31, 2021 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2021.

As of March 31, 2021, the Company had a working capital deficit of $18.4 million. For the period ended March 31, 2021, the Company reported net income of $3.8 million and net income attributable to common shareholders of $3.6 million and generated net cash from operating activities of $6.4 million. The Company’s cash balance amounted to $3.6 million and cash in restricted and retention accounts amounted to $2.8 million as of March 31, 2021. The Company intends to fund its working capital requirements via cash on hand and cash flows from operations. In the event that these are not sufficient, the Company may also use funds from debt refinancing, debt balloon payment refinancing and equity offerings and selling vessels (where equity will be released), if required, among other options. The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

2.   Significant Accounting Policies

A summary of the Company's significant accounting policies is identified in Note 2 of the Company’s consolidated financial statements, included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Annual Report”). There have been no changes to the Company’s significant accounting policies.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

3.	Vessels, net

The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net BookValue
Balance, January 1, 2021	116,331,440	(17,872,993)	98,458,447
Depreciation for the period	-	(1,596,543)	(1,596,543)
Capitalized expenses	245,161	-	245,161
Balance, March 31, 2021	116,576,601	(19,469,536)	97,107,065

Capitalized expenses for the three month period ended March 31, 2021 mainly refer to procurement of Water Ballast Treatment (“WBT”) system for one of the Company’s vessels.

As of March 31, 2021 all vessels are used as collateral under the Company’s loan agreements (see Note 5).

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

4.	Related Party Transactions

Details of the Company’s transactions with related parties did not change in the three-month period ended March 31, 2021 and are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report.

The Company’s vessel owning companies are parties to management agreements with the Management Company, which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 685 for both the three-month periods ended March 31, 2020 and 2021 under the Company’s Master Management Agreement (“MMA”) with Eurobulk. Vessel management fees paid to the Management Company amounted to $1,328,822 and $1,086,405 in the three-month periods ended March 31, 2020 and 2021, respectively. The MMA was further renewed on January 1, 2018 for an additional five-year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euro 685 for the year 2021 and may be adjusted annually for inflation in the Eurozone. These fees are recorded under "Related party management fees" in the unaudited condensed consolidated statements of operations.

In addition to the vessel management services, the Management Company provides the Company with the services of its executives, services associated with the Company being a public company and other services to the Company’s subsidiaries. For each of the three-month periods ended March 31, 2020 and 2021, compensation paid to the Management Company for such additional services to the Company was $500,000. This amount is included in “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of offset exists.  As of December 31, 2020 and March 31, 2021, the amount due to related company was $24,072 and $1,769,238, respectively.

 Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

4.	Related Party Transactions - continued

The Company uses brokers for various services, as is industry practice. Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. Commissions to Eurochart S.A. for chartering services were $201,642 and $151,526 for the three-month periods ended March 31, 2020 and 2021, respectively, recorded in “Commissions” in the unaudited condensed consolidated statements of operations.

 Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp. (“Technomar”), is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $11,687 and $58,350 in the first three months of 2020, respectively. In the first three months of 2021, total fees charged by Sentinel and Technomar were $19,654 and $39,566, respectively. These amounts are recorded in “Vessel operating expenses” in the unaudited condensed consolidated statements of operations.

On September 30, 2019, the Company reached an agreement with a related party, Colby Trading Ltd., a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw a $2.5 million loan to finance the special survey and WBT system installation on M/V “Akinada Bridge”. Within the second quarter of 2020 the Company repaid $625,000 of the above loan. In November 2020, the outstanding amount of the loan was converted into common shares of the Company.

On November 1, 2019, the Company entered into a second agreement with Colby Trading Ltd., to draw a $2.5 million loan to finance working capital needs. The loan was fully repaid on March 31, 2021.
The interest rate applied on each of the loan agreements was 8% per annum, was payable quarterly and amounted to $99,726 and $50,000 for the three-month periods ended March 31, 2020 and 2021, respectively.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

5.	Long-Term Bank Loans

Long-term debt represents bank loans of the Company. Outstanding long-term debt as of December 31, 2020 and March 31, 2021 is as follows:

Borrower	December 31, 2020	March 31, 2021
Joanna Maritime Ltd. / Jonathan John Shipping Ltd. / Corfu Navigation Ltd. / Bridge Shipping Ltd. / Noumea Shipping Ltd. / Gregos Shiping Ltd.	24,625,000	23,850,000
Diamantis Shipowners Ltd.	3,026,300	2,865,840
Kea Shipowners Ltd. / Spetses Shipowners Ltd. / Hydra Shipowners Ltd.	11,150,000	10,700,000
Antwerp Shipping Ltd. / Busan Shipping Ltd. / Keelung Shipping Ltd. / Oakland Shipping Ltd.	28,500,000	27,700,000
	67,301,300	65,115,840
Less: Current portion	(20,891,840)	(21,391,840)
Long-term portion	46,409,460	43,724,000
Deferred charges, current portion	246,520	246,520
Deferred charges, long-term portion	189,432	140,152
Long-term bank loans, current portion net of deferred charges	20,645,320	21,145,320
Long-term bank loans, long-term portion net of deferred charges	46,220,028	43,583,848

Loan from related party, current
Euroseas Ltd.	2,500,000	-

The future annual loan repayments are as follows:

To March 31:
2022	21,391,840
2023	14,924,000
2024	28,800,000
Total	65,115,840

Details of the loans are discussed in Note 8 of our consolidated financial statements for the year ended December 31, 2020 included in the 2020 Annual Report.

In March 2021, the Company agreed with one of its lenders to prepay an amount of $0.9 million, representing the installments of the third and fourth quarter of 2020, which were previously deferred to be repaid together with the respective balloon instalment. The prepayment took place on May 7, 2021.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

6. Long-Term Bank Loans - continued

The Company’s bank loans are secured with one or more of the following:
•	first priority mortgage over the respective vessels on a joint and several basis.
•	first assignment of earnings and insurance.
•	a corporate guarantee of Euroseas Ltd.
•	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the security cover ratio  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 110% to 140%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $2,245,010 and $2,241,432 as of December 31, 2020 and March 31, 2021, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. As of March 31, 2021, the Company satisfied all its debt covenants.

Interest expense, including loan fee amortization for the three-month periods ended March 31, 2020 and 2021 amounted to $1,251,412 and $694,307, respectively.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

6.	Commitments and Contingencies

As of March 31, 2020 a subsidiary of the Company, Alterwall Business Inc., owner of M/V “Ninos”, is involved in a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the company which had time-chartered the vessel from the Company went bankrupt in October 2009 and failed to pay certain invoices. The vessel was arrested in Karachi in November 2009 and released after a bank guarantee for an amount of $0.53 million was provided on behalf of the Company, for which the bank has restricted an equal amount of the Company's cash which is presented within “Restricted Cash” under “Long-term assets” in the unaudited condensed consolidated balance sheets. The legal proceedings are ongoing. Although the Company believes it will be successful in its claim, it made a provision of $0.15 million in prior years for any costs that may be incurred.

There are no other material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

As of March 31, 2021, future gross minimum revenues under non-cancellable time charter agreements total $108.7 million, $59.4 million of which is due in the twelve-month period ending March 31, 2022, $34.2 million due in the twelve-month period ending March 31, 2023, $13.4 million is due in the twelve-month period ending March 31, 2024 and another $1.7 million until June 2024. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. The Company has also deducted an estimate of 8 and 22 off-hire days for vessels that have scheduled intermediate and special surveys, respectively, for this calculation. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

7.	Stock Incentive Plan

A summary of the status of the Company’s unvested shares as of January 1, 2021, and changes during the three-month period ended March 31, 2021, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2021	53,303	3.46
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested on March 31, 2021	53,303	3.46

As of March 31, 2021, there was $115,113 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 0.86 years. The share-based compensation recognized relating to the unvested shares was $30,404 and $28,765 for the three month periods ended March 31, 2020 and 2021, respectively, and is included within “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

8.	Earnings per Share

Basic and diluted earnings per common share is computed as follows:

	For the three months ended March 31,
	2020	2021

Net income	1,957,095	3,790,077
Dividend Series B Preferred shares	(159,562)	(138,269)
Preferred deemed dividend	-	(86,356)
Net income attributable to common shareholders	1,797,533	3,565,452
Weighted average common shares – outstanding, basic	5,576,960	6,711,408
Basic earnings per share	0.32	0.53

Effect of dilutive securities:
Dilutive effect of non-vested shares	-	37,985
Weighted average common shares – Outstanding, diluted	5,576,960	6,749,393
Diluted earnings per share	0.32	0.53

The Company excluded the effect of 23,284 non-vested incentive award shares as of March 31, 2020, as well as the effect of Series B preferred shares as of both March 31, 2020 and 2021, as they were anti-dilutive. The number of dilutive securities was nil shares in the three-month period ended March 31, 2020.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

9. Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, derivatives, trade accounts receivable and other receivables. The principal financial liabilities of the Company consist of long-term bank loans, derivatives, trade accounts payable, accrued expenses and amount due to related company.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agree to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, they do not qualify for accounting purposes as fair value hedges, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in “Gain on derivative, net” in the unaudited condensed consolidated statements of operations. On April 16, 2020, the Company entered into one interest rate swap contract with Eurobank – Ergasias S.A. (“Eurobank”) on a notional amount of $30.0 million, with inception date on April 24, 2020 and maturity date on April 24, 2025. Under the terms of the swap, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 0.78% based on the relevant notional amount.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments such as cash and cash equivalents, restricted cash and amount due to related company approximate their individual carrying amounts as of December 31, 2020 and March 31, 2021, due to their short-term maturity. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of March 31, 2021, due to the variable interest rate nature thereof. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR. The fair value of the Company’s interest rate swap is the estimated amount the Company would pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

9. Financial Instruments - continued

Fair value of financial instruments - continued

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company’s interest rate swap agreement is determined using a discounted cash flow approach based on market-based LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items. The fair value of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to “Fair value measurements” is derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Derivative not designated as hedging instrument	Location of gain / (loss) recognized	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
Interest rate swap contract– Unrealized gain	Gain on derivative, net	-	527,775
Interest rate swap contract - Realized loss	Gain on derivative, net	-	(42,865)
Total gain on derivative		-	484,910